UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Flora Growth Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

339764102
(CUSIP Number)

Dany Vaiman
Flora Growth Corp.
3230 W. Commercial Blvd., Suite 180
Fort Lauderdale, FL 33309

With a copy to:
Richard Raymer
Dorsey & Whitney LLP
66 Wellington Street W., Suite 3400
Toronto, Ontario M5K 1E6 Canada
(416) 367-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339764102

1	NAMES OF REPORTING PERSONS
Dany Vaiman (the “Reporting Person”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,078,011

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,078,011

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,078,011

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The percentages used herein are calculated based on 18,511,898 outstanding shares of the Issuer as of December 15, 2024, plus 907,161 shares underlying stock appreciation rights held by the Reporting Person.

CUSIP No. 339764102

This Statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 12, 2024 (the “Original Schedule 13D”), as amended through to the date hereof (the “Amended Schedule 13D”), with respect to the Common Shares of Flora Growth Corp. (the “Issuer”), held by Dany Vaiman (the “Reporting Person”). Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Shares, no par value

(b)	Name of Issuer:

Flora Growth Corp., an Ontario corporation

(c)	Address of Issuer’s Principal Executive Offices:

3230 W. Commercial Blvd., Suite 180
 Fort Lauderdale, FL 33309

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Dany Vaiman

(b)	Principal Business Address:

The principal business address of the Reporting Persons is: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, FL 33309

(c)	Occupation, Employment and Other Information:

The Reporting Person is the Chief Financial Officer of the Issuer.

(d)	Criminal convictions:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Canada

Item 3.	Source and Amount of Funds or Other Consideration:

OO – Issuer grant of stock appreciation rights pursuant to Issuer’s 2022 Incentive Compensation Plan

Item 4.	Purpose of Transaction

The transaction described in Item 5(c) below was made in the ordinary course of business and the Reporting Person has no plans or proposals regarding the acquisition or disposition of securities of the Issuer outside of the ordinary course of business that would result in an extraordinary corporate transaction, a sale or transfer of material assets of the Issuer or its subsidiaries, a change in the current board of directors or management of the Issuer, including the number or term of existing directors or to fill any vacancies on the board of directors of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, any changes to the Issuer’s charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person, any action to cause a class of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, any action resulting in eligibility for termination of registration of the Issuer’s securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any other similar action.

Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 1,078,011

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 1,078,011

(iv)	Shared power to dispose or direct the disposition: 0

(v)	Aggregate amount of shares beneficially owned: 1,078,011

(vi)	Percent of class represented in Item (v) above: 5.6%

(b)	See (a).

(c)	On December 15, 2024, the Issuer granted 372,500 stock appreciation rights with immediate vesting to the Reporting Person.

(d)	Not applicable

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than described in this Amended Schedule 13D, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024

/s/ Dany Vaiman
Dany Vaiman